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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING
RECEIVED
MAY 3 0 2006
WASH. D.C. 209 SECTION

SEC FILE NUMBER
8- 49561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _April 1, 2005_ AND ENDING _March 31, 2006_
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolverton Securities (USA) Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1700 - 777 Dunsmuir Street
(No. and Street)

Vancouver   _British Columbia_   _V7Y 1J5_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald G. Guthrie Chartered Accountant
(Name – if individual, state last, first, middle name)

#202-1075 West 1st Street   _North Vancouver, B.C._   _V7P 3T4_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Brent Wolverton_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Wolverton Securities (USA), Ltd._____ , as
of ___March 31_____ , 20 _06___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Linda Murray
LINDA MURRAY
Being a Solicitor

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WOLVERTON SECURITIES (USA), LTD.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

31ST MARCH, 2006.

Donald G. Guthrie, Chartered Accountant

Donald G. Guthrie

Chartered Accountant

#202 - 1075 West 1ˢᵗ Street
North Vancouver, BC V7P 3T4

Telephone (604) 984-2805
Facsimile (604) 984-2803

AUDITOR'S REPORT

To the Board of Directors of Wolverton Securities (USA), Ltd.:

I have audited the statement of financial condition of Wolverton Securities (USA), Ltd. as at 31st March, 2006 and the statements of loss and changes in cash flows for the year then ended. These financial statements are the responsibility of the Wolverton Securities (USA), Ltd.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinions.

In my opinion, these financial statements present fairly, in all material respects, the financial condition of Wolverton Securities (USA), Ltd. as at 31st March, 2006 and the results of its operations and the changes in cash flows for the year then ended in conformity with United States generally accepted accounting principles applied on a basis consistent with that of the preceding year.

DONALD G. GUTHRIE

CHARTERED ACCOUNTANT

North Vancouver, B.C.
9ᵗʰ May, 2006.

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF FINANCIAL CONDITION AS AT 31ST MARCH, 2006.
(Expressed in U.S. Dollars)

ASSETS

CURRENT ASSETS

Cash		315,692
Receivables from brokers or dealers		50,000
Non-allowable assets		
- Accounts receivable	28,337	
- Membership in exchanges, at cost	7,684	
- Prepaid expense	8,160	44,181
	$	409,873

LIABILITIES

CURRENT LIABILITIES

Accounts payable - non-customers		45,236
- other		18,148
		63,384

SHAREHOLDERS' EQUITY

Share capital -		
Authorized: 1,000,000 shares of common stock with no par value		
Issued: 350,000 common shares	350,000	
Deficit - per statement	(3,511)	346,489
	$	409,873

The accompanying notes are an integral part of these financial statements.

APPROVED BY THE DIRECTORS:

Director: _____

Director: _E c Patterson_____

Donald G. Guthrie, Chartered Accountant

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF LOSS
FOR THE YEAR ENDED 31ST MARCH, 2006.
(Expressed in U.S. Dollars)

INCOME

Commission		286,659
Other income		1,337
Interest		12,991
		300,987

EXPENSES

Audit	1,950	
Bank charges	289	
Commission paid	143,335	
Professional dues	97,242	
Quotation	53,906	
Sundry	5,859	302,581

NET LOSS FOR THE YEAR	$	(1,594)

The accompanying notes are an integral part of these financial statements.

Donald G. Guthrie, Chartered Accountant

WOLVERTON SECURITIES (USA) LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31ST MARCH, 2006.

INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	(1,594)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (increase) in assets:	
Other assets	(5,144)
Decrease in liabilities:	
Accounts payable and accrued liabilities	(42,218)
NET DECREASE IN CASH	(48,956)
CASH, BEGINNING OF YEAR	364,648
CASH, END OF YEAR	$ 315,692

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:

Cash paid for interest	NIL
Cash paid for income taxes	NIL

The accompanying notes are an integral part of these financial statements.

Donald G. Guthrie, Chartered Accountant

**WOLVERTON SECURITIES (USA), LTD.
NOTES TO THE FINANCIAL STATEMENTS
AS AT 31ST MARCH, 2006.**
(Expressed in U.S. Dollars)

1. **Statues of Incorporation and Nature of Activities**

   The Company was incorporated on 3rd July, 1996 in the State of Washington, USA.

   The Company commenced operations in May, 1997.

2. **Significant Accounting Policies**

   Conversion of Foreign Currency
   Foreign currency (CDN $) has been translated to US dollars as follows:
   - Monetary assets and liabilities at the rates in effect as at 31st March, 2006.
   - Revenues and expenses at the rates in effect when the transaction occurred.

   The resulting gains or losses are reflected immediately in the operating results of the company.

3. **Share Capital**

   Authorized :
   1,000,000 shares of common stock with no par value
   Issued:
      350,000 common shares $350,000

4. **Related Party Transactions**

   The company was charged $72,171 by its parent company for its proportionate share of operating expenses incurred.

Donald G. Guthrie, Chartered Accountant

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED 31ST MARCH, 2006.
(Expressed in U.S. Dollars)

STOCKHOLDERS' EQUITY AT BEGINNING OF YEAR	348,083
NET LOSS FOR THE YEAR	(1,594)
STOCKHOLDERS' EQUITY AT END OF YEAR	$ 346,489

Donald G. Guthrie, Chartered Accountant

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED 31ST MARCH, 2006.
(Expressed in U.S. Dollars)

LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
  AT BEGINNING AND END OF YEAR $ NIL

Donald G. Guthrie, Chartered Accountant

WOLVERTON SECURITIES (USA), LTD.
COMPUTATION OF NET CAPITAL AS AT 31ST MARCH, 2006.
(Expressed in U.S. Dollars)

1.	Total ownership equity (O/E)	346,489
2.	Deduct O/E not allowable for net capital	-
3.	Total O/E qualified for net capital	346,489
4.	Add ons	-
5.	Total cap and allowable subloans	346,489
6.	Deduction - non-allowable assets	15,844
7.	Other items	-
8.	Net capital before haircuts	330,645
9.	Haircuts on securities	-
10.	Net capital	$ 330,645

Donald G. Guthrie, Chartered Accountant

WOLVERTON SECURITIES (USA), LTD.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AS AT 31ST MARCH, 2006.
(Expressed in U.S. Dollars)

Minimum Net Capital Required	4,226
Minimum Dollar Requirement	250,000
Net Capital Requirement	250,000
Excess Net Capital	80,645
Exc Net Cap @ 1000% (net cap - 10% of AI)	324,307

Donald G. Guthrie, Chartered Accountant

WOLVERTON SECURITIES (USA), LTD.
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS AT 31ST MARCH, 2006.
(Expressed in U.S. Dollars)

Total Liabilities per Statement of Financial Condition $ 63,384

Percentage of Aggregate Indebtedness to Net Capital   19%

Donald G. Guthrie, Chartered Accountant

WOLVERTON SECURITIES (USA), LTD.
RECONCILIATION OF NET CAPITAL
AS AT 31ST MARCH, 2006.
(Expressed in U.S. Dollars)

Net Capital per Audited Financial Statements   330,645

Net Capital per Broker-Dealer's Unaudited Focus Filing   330,645

Difference $ NIL

Donald G. Guthrie, Chartered Accountant

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF MATERIAL INADEQUACIES
AS AT 31ST MARCH, 2006.

Based on my audit of the above company as at 31st March, 2006, no material inadequacies were found to exist.

Donald G. Guthrie, Chartered Accountant

WOLVERTON SECURITIES (USA), LTD.
REPORT ON INTERNAL CONTROL STRUCTURE
AS AT 31ST MARCH, 2006.

Board of Directors,
Wolverton Securities (USA), Ltd.:

In planning and performing my audit of the financial statements of Wolverton Securities (USA), Ltd., I considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

The management of Wolverton Securities (USA), Ltd. is responsible for establishing and maintaining internal control and the practices and procedures required to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation of the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including controls for safeguarding customer and firm assets, that I consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the Board of Directors, management and SEC and should not be used for any other purpose.

DONALD G. GUTHRIE
CHARTERED ACCOUNTANT

North Vancouver, B.C.
9th May, 2006.

Donald G. Guthrie, Chartered Accountant